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                                                                                                        EXHIBIT 12
                         APPALACHIAN POWER COMPANY
      Computation of Consolidated Ratio of Earnings to Fixed Charges
                     (in thousands except ratio data)
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                                                                           Year Ended December 31,
                                                                1996      1997      1998        1999        2000
 Fixed Charges:
   Interest on First Mortgage Bonds. . . . . . . . . . . . . $ 82,082   $ 81,009  $ 72,057    $ 65,697    $ 56,003
   Interest on Other Long-term Debt. . . . . . . . . . . . .   18,025     28,163    40,642      50,712      59,559
   Interest on Short-term Debt . . . . . . . . . . . . . . .    3,639      4,569     4,245       5,959       8,847
   Miscellaneous Interest Charges. . . . . . . . . . . . . .    7,327      6,857    11,470       8,212      26,284
   Estimated Interest Element in Lease Rentals . . . . . . .    6,600      6,000     5,900       6,100       6,300
        Total Fixed Charges. . . . . . . . . . . . . . . . . $117,673   $126,598  $134,314    $136,680    $156,993

 Earnings:
   Income Before Extraordinary Item. . . . . . . . . . . . . $133,689   $120,514  $ 93,330    $120,492    $ 64,906
   Plus Federal Income Taxes . . . . . . . . . . . . . . . .   65,801     54,835    43,941      70,950     117,872
   Plus State Income Taxes . . . . . . . . . . . . . . . . .   10,180      8,109     6,845       5,085      15,307
   Plus Fixed Charges (as above) . . . . . . . . . . . . . .  117,673    126,598   134,314     136,680     156,993
        Total Earnings . . . . . . . . . . . . . . . . . . . $327,343   $310,056  $278,430    $333,207    $355,078

 Ratio of Earnings to Fixed Charges. . . . . . . . . . . . .     2.78       2.44      2.07        2.43        2.26
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